Exhibit 99.1

Naked Brand Group Limited Reports First Half Fiscal 2020 Financial Results

Strategic Turnaround Significantly Reduces Debt & Improves Operational Performance While Rebuilding Optimal Inventory Levels

SYDNEY - January 6, 2020 — Naked Brand Group Limited (Nasdaq: NAKD) (“Naked” or the “Company”), a global leader in intimate apparel and swimwear, has reported its financial results for the first half of fiscal 2020 (the six months ended July 31, 2019).

Key First Half Fiscal 2020 Financial Highlights:

●	Net sales for the first half of 2020 totaled NZD$42.1 million, or USD$27.6 million, compared to NZD$56.8 million, or USD$37.2 million, for the first half of 2019.

●	Gross profit margin as a percentage of revenue increased to 33.2% in the first half of 2020, as compared to approximately 31.2% in the first half of 2019.

●	Operating expenses decreased to NZD$41.9 million, or USD$27.7 million, in the first half of 2020, compared to NZD$44.2 million, or USD$29.0 million, in the first half of 2019.

●	|Net loss totaled NZD$28.7 million, or USD$18.8 million, in the first half of 2020, or NZD$0.52, or USD$0.34, per basic and diluted share, compared to a net loss of NZD$26.1 million, or USD$17.1 million, in the first half of 2019, or NZD$1.28, or USD$0.84, per basic and diluted share.

●	EBITDA loss totaled NZD$9.8 million, or USD$6.4 million, in the first half of 2020, a 44% improvement when compared to the first half of 2019 adjusted EBITDA loss of NZD$15.4 million or USD$10.1 million.

●	Creditors currently sit at circa USD$4.8 million versus USD$17.0 million in October 2018 or a reduction of 72% in the last 14 months.

●	Debtors have been reduced from USD$5.0 million with USD$0.9 million aged over 60 days to a new total of USD$2.7 million and aged over 60 days at just USD$0.015 million or a total reduction of 54%.

Key First Half Fiscal 2020 and Subsequent Operational Highlights:

●	Announced strategic brand divestiture initiative, through which the company is exploring the option to divest one or more of the brands in its portfolio as part of its new strategic direction to become an asset light direct to consumer business model with select strategic wholesale partners.

●	Reduced trade payables to creditors by 51% year to date.

●	Increased inventory levels by 25% to meet demand of brand portfolio channels.

●	Eliminated NZD$8.2 million, or USD $5.4 million in brand management costs.

●	Reduced administrative, corporate and finance expenses as part of strategic turnaround plan.

●	Conducted global strategic review and effectuated plan to realize an anticipated USD$6.5 million in additional annual cost savings through 2020.

○	Fully exited unprofitable channels in the UK, EU and select Australian and New Zealand independent channels, inclusive of all related distribution and support infrastructure.

○	Naked will continue to service select EU and UK accounts from the New Zealand head office due to strong brand strength in the region.

○	Exited costly global offices in Sydney, Hong Kong and the U.S.

●	Initiated targeted new marketing campaigns with a focus on empowerment and acceptance of ‘EVERY BODY’, coupled with driving awareness on the health benefits of the correct support and bra fit of the women’s ever-changing body through life’s milestones.

●	Fortified balance sheet through multiple financing and debt restructuring transactions, including:

○	USD$3.9 million strategic financing and USD$5.4 million debt restructuring transaction in March 2019 with investors and key manufacturing partners.

○	USD$1.5 million strategic investment from TokenPay Swiss AG, a company that invests in firms which incorporate blockchain technology products and services.

○	Registered direct offering and private placement of warrants in July and August 2019, raising USD$3.6 million in new capital while cancelling USD$6.5 million in trade payables due to certain of the Company’s suppliers.

○	Raised a total of $14.0 million in the form of issued capital and convertible notes subsequent to the closing of the first half fiscal 2020.

Management Commentary

“The positive results from the implementation of our new strategic direction, as a lean, direct-to-consumer business model were demonstrated in our first half fiscal 2020 financial results,” said Anna Johnson, Chief Executive Officer of Naked. “Significant reductions with our cost structure have resulted in a 37% reduction in our EBITDA loss versus the same year ago period.

“Since our last update we have completed a full global strategic review, supported by external professional services firm FTI Consulting Limited. This has resulted in a complete global restructure in particular to the Bendon and FOH Online operating subsidiaries to consolidate and right size the business, in line with future forecasted sales and costs. I am happy to report the following activity has been undertaken in the first stage of our business transformation as a result of this work:

●	Closure of Sydney office, New York wholesale office and Los Angeles distribution center presence with return of all functions to the home office of Bendon in New Zealand;

●	Review and renegotiation of all unfavorable contracts including restructuring of the merchandise, planning, sourcing, production and marketing functions to New Zealand;

●	Completed FOH Online operational review with an investment in the implementation of new platforms and partners to reduce operating expenses by an additional USD$1.2 million over the next 12-18 months;

●	Review of technology and partners in our E-commerce business and

●	Head count reduction by 67 employees and a salary saving of an estimated USD$3.5 million.

“Due to our recent financing initiatives, which cleared a significant amount of supplier payables while providing us with additional cash to stock the channel - we are now on track to have sufficient inventory in place to supply our growing customer demand, enabling a resumption of revenue growth. Our balance sheet has also improved as we now have creditors currently sit at circa USD$4.8 million versus USD$17.0 million in October 2018 or a reduction of 72% in the last 14 months. Debtors have been reduced from USD$5.0 million with USD$0.9 million aged over 60 days to a new total of USD$2.7 million and aged over 60 days at just USD$0.015 million or a total reduction of 54%.

“Overall, the first stage of our transformation is complete and we are excited about what’s to come and have some excellent plans in progress and on the horizon for our business. We plan to provide an operational update in the first quarter of 2020 to discuss new product initiatives, sourcing and supply chain initiatives and potential divestitures. As a much loved, iconic New Zealand company with a history dating back 72 years, we are excited to be bring Bendon home and to reset the company for the next 72 years,” concluded Johnson.

First Half Fiscal 2020 Financial Results

Net sales in the first half of 2020 totaled NZD$42.1 million, or USD$ 27.6 million, compared to NZD$56.8 million, or USD$37.2 million, in the first half of 2019. Sales were down in all markets except US Wholesale and e-commerce, negatively impacting our group trading result overall for the period. Sales continued to be impacted by the lack of current season stock supply due to past significant cashflow restraints and timing to rebuild inventory levels.

Gross profit totaled approximately NZD$14.0 million, or USD$9.2 million, in the first half of 2020 as compared to NZD$17.7 million, or USD$11.6 million, in the first half of 2019. Gross profit margin as a percentage of revenue increased to 33.2% in the first half of 2020, as compared to approximately 31.2% in the first half of 2019. The increase in gross margin was caused by reduced discounts provided to customers and lower product costs.

Operating expenses totaled NZD$41.9 million, or USD$27.7 million, in the first half of 2020, compared to NZD$44.2 million, or USD$29.0 million, in the first half of 2019. The decrease in operating expenses was largely attributable to the adoption of IFRS16 lease accounting treatment.

Net loss totaled NZD$28.7 million, or USD$18.8 million, in the first half of 2020, or NZD$0.52, or USD$0.34, per basic and diluted share, compared to a net loss of NZD$26.1 million, or USD$17.1 million, in the first half of 2019, or NZD$1.28, or USD$0.84, per basic and diluted share. The net loss was mainly due to the impact of lower sales resulting largely from inventory cash funding constraints, as well as impairment costs and transaction expenses related mainly to the issue of shares to manufacturers, all partially offset by improved gross margin percentage, and lower costs in proportion to lower sales and additional cost savings.

EBITDA loss decreased to NZD$9.8 million, or USD$6.4 million, in the first half of 2020 from NZD$15.4 million, or USD$10.1 million, in the first half of 2018. See below under the heading “Use of Non-IFRS Financial Information” for a discussion of EBITDA and a reconciliation of such measure to the most comparable measure calculated under IFRS.

Cash and cash equivalents at July 31, 2019 totaled NZD$1.5 million, or USD$1.0 million, as compared to $4.2 million, or USD$2.7 million, at July 31, 2018. Subsequent to the closing of the first half fiscal 2020, the company raised a total of USD$14.0 million in the form of issued capital and convertible notes.

The New Zealand Dollar figures in this press release were converted to United States Dollar figures at an 0.66 exchange rate.

Further details about the Company’s results in the first half 2020 are available on Form 6-K, which is accessible in the investor relations section of the Company’s website at www.nakedbrands.com and through the U.S. Securities and Exchange Commission’s website here.

About Naked Brand Group Limited:

Naked Brand Group Limited (NASDAQ: NAKD) is a leading intimate apparel and swimwear company with a diverse portfolio of brands. The company designs, manufactures and markets a portfolio of 11 company-owned and licensed brands, catering to a broad cross-section of consumers and market segments. Brands include Naked, Bendon, Bendon Man, Davenport, Fayreform, Hickory, Lovable, Pleasure State, Heidi Klum Intimates, Heidi Klum Man, Heidi Klum Swim and Fredericks of Hollywood. For more information please visit www.nakedbrands.com.

Use of Non-IFRS Financial Information

This document includes “non-IFRS financial measures”, that is, financial measures that either exclude or include amounts that are not excluded or included in the most directly comparable measure calculated and presented in accordance with IFRS. Specifically, we make use of the non-IFRS measures “EBITDA”.

EBITDA is defined as earnings before interest, taxes, depreciation and depletion, amortization, brand transition, restructure and transaction expenses, impairment losses, change in fair value losses and gains, and certain other non-cash charges, as set forth in the table below. Our management uses EBITDA as a measure of our operating results and considers it to be a meaningful supplement to loss before income taxes as a performance measurement, primarily because we incur significant depreciation and depletion, impairment losses and other non-cash expenses and charges, as well as significant non-operating expenses, and EBITDA substantially eliminates their impact. The intent of EBITDA is to provide additional useful information to investors. However, the measure does not have any standardized meaning under IFRS. Accordingly, this measure should not be considered in isolation or used in substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate EBITDA differently.

A reconciliation of EBITDA to profit (loss) before income tax, the most directly comparable IFRS financial measure, is as follows:

	6 months to	6 months to
	31 July 2019	31 July 2018
	NZ $000’s	NZ $000’s
Loss before income tax	(27,968)	(26,505)
Brand transition, restructure and transaction expenses	5,846	5,157
Finance expense	2,230	2,454
Impairment expense	6,849	4,182
Depreciation and amortisation	4,567	1,190
Fair value (gain)/loss on foreign exchange contracts	(729)	(2,306)
Unrealised foreign exchange gain	(553)	(383)
Fair value (gain)/loss on Convertible Note derivative	-	775
EBITDA (before Brand transition costs)	(9,758)	(15,436)

Forward-Looking Statements:

This communication contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not historical facts. Such statements may be, but need not be, identified by words such as ‘‘may,’’ ‘‘believe,’’ ‘‘anticipate,’’ ‘‘could,’’ ‘‘should,’’ ‘‘intend,’’ ‘‘plan,’’ ‘‘will,’’ ‘‘aim(s),’’ ‘‘ can,’’ ‘‘would,’’ ‘‘expect(s),’’ ‘‘estimate(s),’’ ‘‘project(s),’’ ‘‘forecast(s)’’, ‘‘ positioned,’’ ‘‘approximately,’’ ‘‘potential,’’ ‘‘goal,’’ ‘‘pro forma,’’ ‘‘strategy,’’ ‘‘outlook’’ and similar expressions. Examples of forward-looking statements include, among other things, statements regarding continued trading in our securities on Nasdaq, future financial performance, future cost savings, future growth in our business, trends in our industry, product innovation, operational expansion and restructuring initiatives. All such forward-looking statements are based on management’s current beliefs, expectations and assumptions, and are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed or implied in this communication. Among the key factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements are the following: the risk that our restructuring initiative does not achieve the expected benefits; our ability to maintain sufficient inventory; the risk that we do not regain, or do not thereafter maintain, compliance with Nasdaq’s continued listing standards; difficulties in maintaining customer, supplier, employee, operational and strategic relationships; the possibility that a robust market for our shares may not develop; our ability to raise additional financing; our ability to anticipate consumer preferences; and the other risks and uncertainties set forth under ‘‘Risk Factors’’ in our Annual Report on Form 20-F for the fiscal year ended January 31, 2019, as amended. Further, investors should keep in mind that our revenue and profits can fluctuate materially depending on many factors. Accordingly, our revenue and profits in any particular fiscal period may not be indicative of future results. We are under no obligation to, and expressly disclaim any obligation to, update or alter our forward-looking statements, whether as a result of new information, future events, changes in assumptions or otherwise, except as required by law.

Investor Contact:

Chris Tyson

MZ North America

chris.tyson@mzgroup.us

949-491-8235

Consolidated Balance Sheet

As at 31 July 2019

	Note	31 July 2019 NZ $000’s	31 January 2019 NZ $000’s
Assets
Current assets
Cash and cash equivalents		1,522	1,962
Trade and other receivables		5,693	9,650
Inventories		17,962	21,120
Current tax receivable		240	215
Related party receivable		-	282
Total current assets		25,417	33,229

Non-current assets
Property, plant and equipment	8	4,191	3,763
Right-of-use assets	15	25,683	-
Deferred tax assets		-	692
Intangible assets	9	32,431	37,864
Total non-current assets		62,305	42,319

Total assets		87,722	75,548

Liabilities
Current liabilities
Trade and other payables	11	25,118	35,545
Borrowings	12	25,975	20,967
Lease liabilities		7,921	-
Foreign currency derivative financial instruments		-	1,484
Provisions	13	863	921
Related party payable	18	2,651	3,738
Total current liabilities		62,528	62,655

Non-current liabilities
Provisions	13	1,517	2,372
Lease liabilities		19,659	-
Total non-current liabilities		21,179	2,372

Total liabilities		83,704	65,027

Net assets		4,018	10,519

Equity
Share capital	14	155,536	134,183
Other reserves		(499)	(2,013)
Accumulated losses		(151,019)	(121,651)
Total equity		4,018	10,519

The above consolidated balance sheet should be read in conjunction with the accompanying notes.

Consolidated Statements of Profit or Loss and Other Comprehensive Income

For the 6 Months Ended 31 July 2019

	Note	6 months to 31 July 2019 NZ $000’s	6 months to 31 July 2018 NZ $000’s

Continuing operations
Revenue	6	42,094	56,750
Cost of sale of goods		(28,129)	(39,072)
Gross profit		13,965	17,678
Brand management		(17,180)	(25,399)
Administrative expenses		(5,125)	(1,851)
Corporate expenses		(5,656)	(7,901)
Finance expenses	6	(2,230)	(2,454)
Brand transition, restructure and transaction expenses	6	(5,846)	(5,157)
Impairment expense	6	(6,849)	(4,181)
Other foreign currency gains	6	953	3,535
Fair value gain/(loss) on convertible notes derivatives		-	(775)
Loss before income tax		(27,968)	(26,505)
Income tax (expense)/benefit	6	(761)	411
Loss for the period		(28,729)	(26,094)

Other comprehensive income
Items that may be reclassified to profit or loss
Exchange rate difference on translation of foreign operations		1,514	(420)
Other comprehensive loss for the period, net of tax		1,514	(420)
Total comprehensive loss for the period		(27,215)	(26,515)
Total comprehensive loss attributable to:
Owners of Naked Brand Group Limited		(27,215)	(26,515)

		6 months to 31 July 2019 NZ $	6 months to 31 July 2018 NZ $
Earnings per share from loss from continuing operations attributable to the ordinary equity holders of Naked Brand Group Limited
Basic loss per share (NZ$)	16	(0.52)	(1.28)
Diluted loss per share (NZ$)	16	(0.52)	(1.28)

The above consolidated statement of profit or loss and other comprehensive income should be read in conjunction with the accompanying notes.